Investor Presentation March 2023 YanGuFang International Group Co., Ltd. (Proposed Nasdaq Ticker: YGF) Issuer Free Writing Prospectus dat ed March 9, 202 3, the filing date of this Free Writing Prospectus Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dat ed March 1 , 202 3 Registration Statement No. 333 - 266607

This presentation relates to the proposed initial public offering (“the “offering””) of YanGuFang International Group Co . , Ltd . (collectively with its consolidated subsidiaries and affiliated entities, the “ Company “, “we”, “us”, or “our”), which highlights the basic information about the offering and the Company, and therefore should be read together with the Registration Statement on Form F - 1 , as amended, (the “Registration Statement”) we filed with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https : //www . sec . gov/edgar/browse/?CIK= 1875496 The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the Registration Statemen if you contact EF Hutton, division of Benchmark Investments, LLC, Attn : Syndicate Department, 590 Madison Avenue, 39 th Floor, New York, NY 10022 , or by calling + 1 (212) 404 - 7002 , by email at syndicate@efhuttongroup . com, or contact YanGuFang International Group Co . , Ltd . via email : ir@yangufang . com . This presentation contains forward - looking statements that reflect our current expectations and views of future events . Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” included in the Registration Statement may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward - looking statements . You can identify some of these forward - looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions . We have based these forward - looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs . These forward - looking statements include statements relating to : the expected or potential impact of the novel coronavirus (COVID - 19 ) pandemic, and the related responses of the government, customers, suppliers and the Company, on our business, financial condition and results of operations ; our dependence on introducing new products on a timely basis ; our dependence on growth in the demand for our products ; our ability to effectively manage inventories ; our ability to compete effectively ; our dependence on a small number of suppliers for a substantial portion of our supplies ; our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions ; implementation of our expansion plans and our ability to obtain capital resources for our planned growth ; our ability to acquire sufficient raw materials and certain products and obtain equipment and services from our suppliers in suitable quantity and quality ; our dependence on key personnel ; our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments ; the effect of any sales or the anticipation of sales by the selling shareholders upon the market price of our ordinary shares or the Underwriters’ stabilization activity or the exercise by the underwriters of their over - allotment option ; changes in technology and competing products ; general economic and political conditions, including those related to the healthy food industry ; possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities ; fluctuations in foreign currency exchange rates ; and other factors in the “Risk Factors” section in the Registration Statement . These forward - looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control . Although we believe that our expectations expressed in these forward - looking statements are reasonable, our expectations may later be found to be incorrect . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should thoroughly read this presentation, the Registration Statement and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties . Industry publications and third - party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information . Statistical data in these publications also include projections based on a number of assumptions . While we believe these industry publications and third - party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information . In addition, the new and rapidly changing nature of the healthy food industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry . Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions . You should not place undue reliance on these forward - looking statements . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or will there be any sale of the Company’s securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering may only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration become effective . Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus . Any representation to the contrary is a criminal defense . 2 Free Writing Prospectus Statement & Forward - Looking Statement

Offering Summary Issuer YanGuFang International Group Co . , Ltd . Proposed Listing/Symbol Nasdaq Capital Market : YGF Offering Type Initial Public Offering Securities Offered 2 , 500 , 000 ordinary shares or 2 , 875 , 000 ordinary shares if the underwriters exercise their over - allotment option in full Offering Size Approximately $ 10 . 0 - $ 15 . 0 million (Excluding 15 % Over - Allotment Option ) Price Range $ 4 . 00 - $ 6 . 00 per ordinary share Use of Proceeds • Approximately 30 % of the net proceeds from this offering in the construction of additional production facilities, purchase of new equipment and upgrades of existing equipment ; • Approximately 10 % of the net proceeds from this offering for the R&D of new products and technologies, upgrades of existing products and technologies, new hires of R&D staff ; • Approximately 12 % of the net proceeds from this offering for global business expansion, primarily to North America, South East Asia and Japan ; • Approximately 20 % of the net proceeds from this offering for marketing and brands promotion ; and • Approximately 28 % of the net proceeds from this offering for working capital and other general corporate purposes . Expected Pricing Date Week of March 20 th , 2023 Underwriter EF Hutton, division of Benchmark Investments, LLC 3 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

4 A ccess to abundant and quality raw materials due to our close proximity to the major oat producing region. S caled production capacities to build a diversified product portfolio. Market - driven research and development capacities and technology innovations for launching new products and upgrading existing products. Premium Quality Product – highest industry standards for food safety, product quality and sustainability. Massive sales and distribution network. Experienced and passionate management team. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Investment Highlights

9 Provincial - level administrative regions of China Coverage We are primarily engaged in the production, research and development, and sales of oat and grain series products through our direct salesforce and distribution network . Extensive Distribution Network Strong Production Capacity A bundant Product Portfolio 5 Production Facilities & Automated Production Lines Expected Annual Production Capacity 2 Series Products Domestic Distributors 1,787 2 & 8 33,348 tons 1 International Distributor Subscription Customers Data as of December 3 1 , 2022 12,733 Data as of March 1 , 202 3 Business Overview See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

6 Our Production base ( Wuchuan County, Inner Mongolia) YanGuFang Whole Grain Eco - Tech Park * Approximately 70,710 square meters in total construction area Manufacturing Twin Scroll Grinding technique, sterile and dust - free workshop, strict food safety system Our Plant , Production and Quality Control System Note: * We expect to complete construction by the end of 2023. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

7 B usiness O peration C overage 2 5 3 13,720 tons Production Facilities Currently Operating Being installed and tested 8 Automated Production Lines 33,348 tons Current Annual Production C a pacity Expected Annual Production Capacity * Headquartered in Shanghai Production base Note: * Assuming all of the Company‘s eight automated production lines are put into use. Our Production Capacity See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

8 Oat Germ Groats, Oatmeal Oat Flour, Oat Bran Gourmet Rice And Grains Oat and grain series products Oat nutrient and health series products Oat Peptide Series, Dietary Fiber Powder Oat ß - glucan Probiotics Oat Biscuits, Flaxseed Oil, Perilla Seed Oil Series Oat Daily Necessity Series Our Primary Product Portfolio See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

9 Subscription Customers Customers from Third - party E - Commerce Platforms APP Users Distributors • Individual or family customers located in nine provinces and municipalities of China. • Repeat purchase rate is approximately 56.2% and 57.6% , for the fiscal year ended June 30, 2022 and 2021. • Our presence on selected major e - commerce platforms in China (such as third party e - commerce platforms, including Tmall, JD, and Pinduoduo ). • Launched e - commerce livestreaming as a new sales model. • Sales team of 80 offline sales employees and 11 online sales employees * . • APP Users of approximately 365 , 289 General Users and 1 , 401 Advanced Users as of December 31 , 2022 • Both domestic and international distributors . • 1 , 787 Distributors in China, including 1 , 695 Authorized distributors * . * Data as of December 31, 2022 Our Growing Customers and Distributors See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Note: General Users refer to general members who register with us and download our APP, free of annual membership fees. Advanced Users refer to our members who register with us, download our APP and pay an annual membership fee of RMB399. Authorized distributors refer to certain distributors who are authorized to use the Company’s brand or logo through their own st ores, cooperating with other stores or opening new stores, for sales, promotions and marketing of the Company’s products.

10 Our advanced and well - equipped R&D lab w as established in Inner Mongolia, China . Introduction of New Oat Products Packaging Innovations Upgrades of Existing Oat Products Improve the Nutrition, Taste, Functionality and Health Effects of Our Products Partners with Universities Our Research and Development Peking University Cornell University University of Shanghai for Science and Technology Jiangnan University See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Industry Overview 11 • We primarily operate in the oats and naked oats category, which is a subcategory within the global health and wellness food industry . • According to IRG , the global oats market is expected to reach $ 8 . 7 6 billion globally by 2027 . 75.88 76.58 79.65 80.84 82.06 85.40 87.55 70 72 74 76 78 80 82 84 86 88 90 2021 2022 2023 2024 2025 2026 2027 Report of Market Panoramic Assessment and Future Trend Forecast of Global Oat Market Size 2021 - 2027 Unit: $100 million Source: Intelligence Research Group (“IRG”) 63.96 56.97 55.11 64.92 71.24 62.22 0 10 20 30 40 50 60 70 80 2016 2017 2018 2019 2020 2021 Global Oat Market Size Unit: $100 million

Estimated at $ 841 billion in the year 202 2 , amid the COVID - 19 crisis, and projected to reach a revised size of $ 1 trillion by 2026 , growing at a CAGR of 6 % over the period . The U.S. market was estimated to reach $279.1 billion in the year of 2021. China, as the world’s second largest economy, is forecast to reach an estimated market size of $ 126 . 6 billion in the year of 2026 , trailing a CAGR of 8 . 3 % through the analysis period . The growth in China represents a consumers’ choice towards a health - conscious eating trend, to focus on more natural, organic, and high fiber foods . Source: StrategyR , Intelligence Research Group, CNNIC and Intelligence Research Group 12 The 202 1 global oats market ha d reached $ 6 . 22 billion in 20 21 . This category is expected to reach $ 8 . 76 billion globally by 2027 . As of December 2021 , China alone ha d a netizen population of approximately 1 . 32 billion , and over 1 . 03 billion Chinese residents use smart phones to access the internet . Consumers have formed a habit of repeating purchases via smart phones and the Internet according to the IRG Report . The Global Market for Health & Wellness Foods

13 * Source: Intelligence Research Group Upgrade and expand product offerings through technology innovations Uphold commitment to product quality Expand direct sales force and distribution network Enhance brand recognition and awareness Enhance ability to attract, incentivize and retain talented professionals Growth Drivers * Growth Strategies 01 03 05 02 04 06 Consumer choice on healthy food We have strategically built up manufacturing and supply capabilities to meet the substantial global demand for oat products Large population base with growing purchase power in China Our brand emphasized oat products research and development since the inception Our multi - channel sales network has expanded with the current accelerating growth in e - commerce business. Naturally healthy high fiber food demand Growth Drivers & Strategies

Management Team & Board of Directors

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OATS HOUSE















Junguo He
CEO

- Chairman of the board and CEO, co-founder for the company and Inner Mongolia YanGuFang Ecological Agriculture Technology (Group) Co., Ltd. ("YanGuFang Agroeco Tech")
- Over 10 years of experience in the oat industry and operations management
- Sponsored Changchun University Student Entrepreneurship Alliance
- Bachelor's degree in Economics from the School of Economics at Jilin University

Kui Shi
CFO

- CFO of the company and co-founder of YanGuFang Agroeco Tech
- Over 12 years of experience in finance and investment
- Jul. 2008 – Jul. 2010: Senior Financing Manager at Capital Management Center of Hebei ENN Group
- Bachelor's degree in Finance from the School of Economics at Jilin University

Ya Zhang
COO

- COO of the Company and co-founder of YanGuFang Agroeco Tech
- Over 10 years of experience in business management
- Sept. 2003 – Jun. 2008: Manager at the Zhejiang Province branch of Shanghai Green Valley Group
- Associate's degree from Beijing University of Technology

Zhu Sun
CTO

- Director, CTO of the Company, and co-founder of YanGuFang Agroeco Tech
- Extensive experience in the oat industry and is committed to the R&D on oat products and related equipment
- Multiple patents on oat production equipment and production lines
- Bachelor's degree in Civil Engineering from Inner Mongolia University of Technology

Arthur Pinoli
Director Nominee

- Director of Block Aero Technologies Ltd and director of Kowloon Dairy (GZ) Ltd.
- Apr. – Nov. 2014: Managing director of Colt International Ltd. in the Asia region.
- Held Hong Kong Securities & Futures Commission licenses types 1, 2 and 4
- Bachelor's degree from California State University in agri-business and a MBA degree in international management from Thunderbird School of Global Management at Arizona State University

Jiangping Xiao
Director Nominee

- CFO of Big Red Rooster Flow
- Jul. 2019 – Nov. 2021: Independent Director of Takung Art Co. Ltd (NYSE: TKAT)
- Jul. 2019 – Apr. 2021: Vice president of finance & accounting of Hilco IP Merchant Bank.
- Mar. 2017 to Mar. 2019: CFO of Professional Diversity Network (Nasdaq: IPDN)
- Bachelor's degree in accounting from Tsinghua University in China and a Master's degree in business administration from University of Michigan

Christopher Lin
Director Nominee

- President of Qilin, Inc., a Texas consulting corporation since 2003
- Dec. 2010 – Mar. 2019: Managing partner of Yourroomkey.com
- Jan. 2001 - May 2003: Senior vice president of United Bizjet Holdings, Inc.
- Studied mathematics and computer science at the University of Texas

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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2.4% 5.4% 84.7% 6.6% 1.0% FY 202 1 Note: Fiscal year end is June 30. FY2020, FY2021, and FY2022 refer to the fiscal year ended June 30, 2020, 2021 and 2022, respectively. 15 15 Financial Highlights 24.1 29.8 36.1 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 FY2020 FY2021 FY2022 Revenue US$ Million 14.0 21.6 26.1 0.0 5.0 10.0 15.0 20.0 25.0 30.0 FY2020 FY2021 FY2022 Gross Profit 6.5 10.5 5.7 0.0 2.0 4.0 6.0 8.0 10.0 12.0 FY2020 FY2021 FY2022 Net Income 4.8% 21.6% 63.1% 4.1% 6.4% FY 2022 US$ Million US$ Million Online Sales Offline Distributor Sales Offline Subscription Customer Sales Net Service Revenue Other Revenues 1.3% 7.7% 86.0% 3.8% 1.1% FY 2020 * The decline in FY2022 Net Income was primarily due to the rise in operating expenses attributable to the increased commission s t o distributors to boost offline distributor sales and subscription customer sales, and the increased marketing expenses to promote online sales.

16 Access to the abundant and quality raw materials due to our close proximity to the major oat producing region Scaled production capacities Market - driven R&D and development capacities and technology innovations for launching new products and upgrading existing products Premium quality product Massive sales and distribution network Experienced management team Our Strengths See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

17 Email: ir@yangufang.com Address: 3/F, Building 3, 33 Suhong Road, Minhang District Shanghai, China 201100 Issuer: YanGuFang International Group Co., Ltd. Underwriter: EF Hutton, division of Benchmark Investments, LLC Email: syndicate@efhuttongroup.com Tel: +1 - 212 - 404 - 7002 Address: 590 Madison Avenue, 39th Floor New York, NY 10022 USA Contact